S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

                                   S  A  M  E  X       M  I  N  I  N  G       C  O  R  P.

NEWS RELEASE - No. 3-11

              March 2, 2011

WARRANT TERM EXTENSION

The TSX Venture Exchange has consented to the extension in the expiry date of 2,871,250 warrants at an exercise price of $1.00/share by extending the term for one additional year until March 16, 2012.  SAMEX originally issued the warrants pursuant to a private placement of 5,742,500 shares with 2,871,250 share purchase warrants attached, which was accepted for filing by the Exchange effective March 16, 2007.  These warrants were originally issued with a two-year term expiring March 16, 2009 and later extended to March 16, 2011. The new expiry date of the warrants is March 16, 2012.  The exercise price of the warrants will remain at $1.00 per share.

“Jeffrey Dahl”

President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.